The following email from Alexandria Marren, United’s Senior Vice President Onboard Service, was distributed to employees on May 7, 2010.

May 7, 2010

Dear colleagues,

This was an exciting and exhilarating week for United and each one of us.  We announced our intent to merge with Continental and to create the world’s leading airline with the most comprehensive network for our customers.

This is a merger of equals, due primarily to your hard work and dedication to deliver the best on-time performance, better customer satisfaction and better cost management.  The combined company will be named United Airlines and be based in Chicago, continuing our rich tradition as the hometown airline.  The new company will use Continental’s livery, logo and colors.  When the merger occurs, our goal is to continue to leverage the strengths of each organization to create not only a stronger, more efficient airline, but also the best new airline.

Continental’s CEO, Jeff Smisek, will be CEO of the new United Airlines after we close the agreement, and Glenn Tilton will become non-executive chairman of the board of directors for approximately two years.  As we dive deeply into planning for the integration of the two companies over the coming months, we will communicate about leadership, benefits (including travel privileges), schedules and more as information becomes available.  There are many legal and regulatory steps before we can officially conclude the merger, but we expect to close sometime in the fourth quarter.

That is one commitment I personally make to each of you:  open, honest and frequent communication about the status of the merger as well as decisions that affect you and your work.  In addition, I encourage you to visit the merger website www.unitedcontinentalmerger.com and SkyNet for updates.  SkyNet will post answers to frequently asked questions on a regular basis and includes a link to submit your own questions.

Many officers visited dozens of locations in the first 48 hours after the announcement early Monday morning to share the news and answer questions.  We attended briefings; chatted with employees in hallways, at gates and in break rooms; and hosted town halls and conference calls.  I visited EWR, LGA and JFK, hosted calls with our domicile managers and pursers, and met with pursers at our annual recurrent event here in Chicago.  Mostly, I was impressed with the positive reaction and the welcoming spirit extended to our future colleagues at Continental.

The very first person I spoke with, at 0530 local time, was Carol Greco, a cheerful United customer service agent in the lobby of Newark, a huge hub for Continental.  Carol said, “I’m so excited!”

I realize that you have many questions about how the merger will affect your flying, seniority, travel privileges and many other work rules and benefits.  The announcement this week was the first step, and there are many more to occur before the official merger transaction closes, followed by a multiyear integration process across all areas.  We are committed to positively working through answers to these questions with all our union leaders and stakeholders in accordance with the merger timeline.

We remain two separate companies until close and, in fact, expect some healthy competition over the next months.  Please continue to do what you do best:  delivering extraordinary service to our customers and making every journey a safe and pleasant travel experience.

If you have not yet seen the new livery, it’s available on www.unitedcontinentalmerger.com as are the new logo and marketing campaign for the combined company: “Let’s Fly Together.”

Thank you for your contributions in bringing us to this significant moment in United’s 84-year history, and let’s look forward to the next chapter and opportunities ahead.

Alex Marren
Senior Vice President
Onboard Service

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.